UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13d

Under the Securities Exchange Act of 1934

CHINA DIGITAL TV HOLDING CO., LTD.

(Name of Issuer)

ORDINARY SHARES, PAR VALUE $0.0005 PER SHARE

(Title of Class of Securities)

16938G 107 (1)

(CUSIP Number)

DAVID KIMELBERG
SOFTBANK INC.
1188 CENTRE STREET
NEWTON CENTER, MASSACHUSETTS 02459
(617) 928-9300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 26, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1) This CUSIP number applies to the Issuer’s American Depositary Shares, each representing one Ordinary Share.

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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CUSIP No. 16938G 107

1.	NAME OF REPORTING PERSON SB ASIA INFRASTRUCTURE FUND L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) (b)

3.	SEC Use Only

4.	SOURCE OF FUNDS OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6.	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS

Number Of Shares Beneficially Owned By Each Reporting Person With	7.	SOLE VOTING POWER 10,662,773 ORDINARY SHARES

	8.	SHARED VOTING POWER -0-

	9.	SOLE DISPOSITIVE POWER 10,662,773 ORDINARY SHARES

	10.	SHARED DISPOSITIVE POWER -0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY THE REPORTING PERSON 10,662,773 ORDINARY SHARES

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Approximately 19.1% (2)

14.	TYPE OF REPORTING PERSON PN

(2)	The percentages reported in this Schedule 13D are based upon 55,727,001 Ordinary Shares, par value $0.0005 per share, of the Issuer outstanding as of November 25, 2008 (based on information provided by the Issuer to SB Asia Infrastructure Fund L.P. (the “Fund”) on December 9, 2008).

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CUSIP No. 16938G 107

1.	NAME OF REPORTING PERSON SB ASIA PACIFIC PARTNERS L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) (b)

3.	SEC Use Only

4.	SOURCE OF FUNDS AF

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6.	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS

Number Of Shares Beneficially Owned By Each Reporting Person With	7.	SOLE VOTING POWER 10,662,773 ORDINARY SHARES (3)

	8.	SHARED VOTING POWER -0-

	9.	SOLE DISPOSITIVE POWER 10,662,773 ORDINARY SHARES (3)

	10.	SHARED DISPOSITIVE POWER -0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY THE REPORTING PERSON 10,662,773 ORDINARY SHARES (3)

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Approximately 19.1% (4)

14.	TYPE OF REPORTING PERSON PN

(3)	Solely in its capacity as the sole General Partner of the Fund.

(4)	The percentages reported in this Schedule 13D are based upon 55,727,001 Ordinary Shares, par value $0.0005 per share, of the Issuer outstanding as of November 25, 2008 (based on information provided by the Issuer to the Fund on December 9, 2008).

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CUSIP No. 16938G 107

1.	NAME OF REPORTING PERSON SB ASIA PACIFIC INVESTMENTS LIMITED

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) (b)

3.	SEC Use Only

4.	SOURCE OF FUNDS AF

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6.	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS

Number Of Shares Beneficially Owned By Each Reporting Person With	7.	SOLE VOTING POWER 10,662,773 ORDINARY SHARES (5)

	8.	SHARED VOTING POWER -0-

	9.	SOLE DISPOSITIVE POWER 10,662,773 ORDINARY SHARES (5)

	10.	SHARED DISPOSITIVE POWER -0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY THE REPORTING PERSON 10,662,773 ORDINARY SHARES (5)

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Approximately 19.1% (6)

14.	TYPE OF REPORTING PERSON CO

(5)	Solely in its capacity as the sole General Partner of SB Asia Pacific Partners L.P., which is the sole General Partner of the Fund.
(6)	The percentages reported in this Schedule 13D are based upon 55,727,001 Ordinary Shares, par value $0.0005 per share, of the Issuer outstanding as of November 25, 2008 (based on information provided by the Issuer to the Fund on December 9, 2008).

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CUSIP No. 16938G 107

1.	NAME OF REPORTING PERSON ASIA INFRASTRUCTURE INVESTMENTS LIMITED

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) (b)

3.	SEC Use Only

4.	SOURCE OF FUNDS AF

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6.	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS

Number Of Shares Beneficially Owned By Each Reporting Person With	7.	SOLE VOTING POWER 10,662,773 ORDINARY SHARES (7)

	8.	SHARED VOTING POWER -0-

	9.	SOLE DISPOSITIVE POWER 10,662,773 ORDINARY SHARES (7)

	10.	SHARED DISPOSITIVE POWER -0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY THE REPORTING PERSON 10,662,773 ORDINARY SHARES (7)

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Approximately 19.1% (8)

14.	TYPE OF REPORTING PERSON CO

(7)	Solely in its capacity as the sole shareholder of SB Asia Pacific Investments Limited, which is the sole General Partner of SB Asia Pacific Partners L.P., which is the sole General Partner of the Fund.

(8)	The percentages reported in this Schedule 13D are based upon 55,727,001 Ordinary Shares, par value $0.0005 per share, of the Issuer outstanding as of November 25, 2008 (based on information provided by the Issuer to the Fund on December 9, 2008).

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CUSIP No. 16938G 107

1.	NAME OF REPORTING PERSON SB FIRST SINGAPORE PTE. LTD.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) (b)

3.	SEC Use Only

4.	SOURCE OF FUNDS AF

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6.	CITIZENSHIP OR PLACE OF ORGANIZATION SINGAPORE

Number Of Shares Beneficially Owned By Each Reporting Person With	7.	SOLE VOTING POWER 10,662,773 ORDINARY SHARES (9)

	8.	SHARED VOTING POWER -0-

	9.	SOLE DISPOSITIVE POWER 10,662,773 ORDINARY SHARES (9)

	10.	SHARED DISPOSITIVE POWER -0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY THE REPORTING PERSON 10,662,773 ORDINARY SHARES (9)

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Approximately 19.1% (10)

14.	TYPE OF REPORTING PERSON CO

(9)	This figure includes shares held directly by the Fund, the sole general partner of which is SB Asia Pacific Partners L.P., the sole general partner of which is SB Asia Pacific Investments Limited. The sole shareholder of SB Asia Pacific Investments Limited is Asia Infrastructure Investments Limited which is controlled, in respect of its authority over SB Asia Pacific Investments Limited, by SB First Singapore Pte. Ltd.

(10)	The percentages reported in this Schedule 13D are based upon 55,727,001 Ordinary Shares, par value $0.0005 per share, of the Issuer outstanding as of November 25, 2008 (based on information provided by the Issuer to the Fund on December 9, 2008).

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CUSIP No. 16938G 107

1.	NAME OF REPORTING PERSON SOFTBANK CORP.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) (b)

3.	SEC Use Only

4.	SOURCE OF FUNDS AF

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6.	CITIZENSHIP OR PLACE OF ORGANIZATION JAPAN

Number Of Shares Beneficially Owned By Each Reporting Person With	7.	SOLE VOTING POWER 10,662,773 ORDINARY SHARES (11)

	8.	SHARED VOTING POWER -0-

	9.	SOLE DISPOSITIVE POWER 10,662,773 ORDINARY SHARES (11)

	10.	SHARED DISPOSITIVE POWER -0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY THE REPORTING PERSON 10,662,773 ORDINARY SHARES (11)

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Approximately 19.1% (12)

14.	TYPE OF REPORTING PERSON CO

(11)	This figure includes shares held directly by the Fund, the sole general partner of which is SB Asia Pacific Partners L.P., the sole general partner of which is SB Asia Pacific Investments Limited. The sole shareholder of SB Asia Pacific Investments Limited is Asia Infrastructure Investments Limited which is controlled, in respect of its authority over SB Asia Pacific Investments Limited, by SB First Singapore Pte. Ltd., the sole shareholder of which is SOFTBANK Corp.

(12)	The percentages reported in this Schedule 13D are based upon 55,727,001 Ordinary Shares, par value $0.0005 per share, of the Issuer outstanding as of November 25, 2008 (based on information provided by the Issuer to the Fund on December 9, 2008).

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CUSIP No. 16938G 107

1.	NAME OF REPORTING PERSON RONALD D. FISHER

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) (b)

3.	SEC Use Only

4.	SOURCE OF FUNDS AF

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6.	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

Number Of Shares Beneficially Owned By Each Reporting Person With	7.	SOLE VOTING POWER 10,662,773 ORDINARY SHARES (13)

	8.	SHARED VOTING POWER -0-

	9.	SOLE DISPOSITIVE POWER 10,662,773 ORDINARY SHARES (13)

	10.	SHARED DISPOSITIVE POWER -0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY THE REPORTING PERSON 10,662,773 ORDINARY SHARES (13)

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Approximately 19.1% (14)

14.	TYPE OF REPORTING PERSON IN

(13)	This figure includes shares held directly by the Fund, the sole general partner of which is SB Asia Pacific Partners L.P., the sole general partner of which is SB Asia Pacific Investments Limited, of which Mr. Fisher is the sole director.

(14)	The percentages reported in this Schedule 13D are based upon 55,727,001 Ordinary Shares, par value $0.0005 per share, of the Issuer outstanding as of November 25, 2008 (based on information provided by the Issuer to the Fund on December 9, 2008).

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ITEM 1.     Security and Issuer

     This statement on Schedule 13D (the “Statement”) relates to the Ordinary Shares, par value $0.0005 per share (the “Ordinary Shares”) of China Digital TV Holding Co., Ltd., a company organized under the laws of the Cayman Islands (the “Issuer”). The principal executive offices of the Issuer are located at Jingmeng High-Tech Building B, 4th Floor; No. 5 Shangdi East Road; Haidian District, Beijing 100085, People’s Republic of China.

ITEM 2.     Identity and Background

     This Statement is being filed jointly by (i) SB Asia Infrastructure Fund L.P., a Cayman Islands limited partnership (the “Fund”), (ii) SB Asia Pacific Partners L.P., a Cayman Islands limited partnership (the “GP”), (iii) SB Asia Pacific Investments Limited, a Cayman Islands corporation (“SB Investments”), (iv) Asia Infrastructure Investments Limited, a Cayman Islands corporation (“Asia Investments”), (v) SB First Singapore Pte. Ltd., a Singapore corporation (“SB Singapore”), (vi) SOFTBANK Corp., a Japanese corporation (“SOFTBANK”), and (vii) Ronald D. Fisher (“Mr. Fisher” and, together with the Fund, the GP, SB Investments, Asia Investments, SB Singapore and SOFTBANK, the “Reporting Persons”). The Reporting Persons are making this single, joint filing pursuant to the Joint Filing Agreement attached as Exhibit 99.1, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists.

     The principal business address of each of the Fund, the GP, SB Investments and Asia Investments, which in each case also serves as the principal office of such entity, is Ugland House, P.O. Box 309, George Town, Grand Cayman, Cayman Islands. The principal business address of SB Singapore, which also serves as its principal office, is 8 Cross Street, #11-00 PwC Building, Singapore 048424. The principal business address of SOFTBANK, which also serves as its principal office, is 24-1, Nihonbashi-Hakozakicho, Chuo-ku, Tokyo 103-8501, Japan. The principal address of Mr. Fisher is 300 Delaware Avenue, Wilmington, DE 19807.

     The principal business of the Fund is the purchase, sale, acquisition and holding of investment securities of entities located in Asia. The principal business of the GP is to serve as general partner of the Fund. The principal business of SB Investments is to serve as general partner of the GP and to hold limited partnership interests in certain other investment funds. The principal business of Asia Investments is as sole shareholder of SB Investments and a limited partner of the Fund. The principal business of SB Singapore is the holding of voting securities in Asia Investments. The principal business of SOFTBANK is as a holding corporation.

     Mr. Fisher is a citizen of the United States. His present principal occupation is as Managing Partner of SoftBank Capital.

     Schedules 1, 2, 3 and 4 hereto set forth the following information with respect to each executive officer and director of SOFTBANK, SB Singapore, Asia Investments and SB Investments, respectively: (i) name, (ii) business address, (iii) citizenship and (iv) present principal occupation or employment and the name of any corporation or other organization in which such employment is conducted. Unless otherwise stated, the principal business and address of any corporation or other organization in which such employment is conducted are as stated elsewhere in this Item 1. During the last five years, neither the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons listed in Schedules 1, 2, 3 and 4 hereto, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, and is or was, as a result of such proceeding, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

ITEM 3.     Source and Amount of Funds or Other Consideration

     The aggregate purchase price of the Ordinary Shares purchased by the Fund between November 13, 2008 and December 30, 2008 (the “2008 Purchased Shares”) covered by this Statement is $7,189,393. All of the purchases of the 2008 Purchased Shares were made through open market transactions. The Fund used available cash to make the purchases of the 2008 Purchased Shares. No borrowed funds were used in connection with the purchases of the 2008 Purchased Shares. Other than the purchases of the 2008 Purchased Shares, none of the Reporting Persons has purchased any Ordinary Shares since the filing of the Reporting Persons’ Schedule 13G. All of the Ordinary Shares held by the Reporting Persons other than the 2008 Purchased Shares were acquired prior to the initial public offering of the Issuer.

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ITEM 4.     Purpose of Transaction

     The Reporting Persons acquired the Ordinary Shares for investment purposes. The Reporting Persons intend to exercise fully their rights as stockholders.

     The Reporting Persons are engaged in the investment business. In pursuing this business, the Reporting Persons will routinely monitor the Issuer with regard to a wide variety of factors that affect their investment considerations, including, without limitation, current and anticipated future trading prices for the Ordinary Shares and other securities, the Issuer’s operations, assets, prospects, financial position, and business development, the Issuer’s management, Issuer-related competitive and strategic matters, general economic, financial market and industry conditions, as well as other investment considerations.

     Depending on their evaluation of various factors, including those indicated above, the Reporting Persons may take such actions with respect to their holdings in the Issuer as they deem appropriate in light of circumstances existing from time to time. Such actions may include the purchase of additional Ordinary Shares in the open market, through privately negotiated transactions with third parties or otherwise, or the sale at any time, in the open market, through privately negotiated transactions with third parties or otherwise, of all or a portion of the Ordinary Shares now owned or hereafter acquired by any of them. In addition, the Reporting Persons may from time to time enter into or unwind hedging or other derivative transactions with respect to the Ordinary Shares or otherwise pledge their interests in the Ordinary Shares as a means of obtaining liquidity. The Reporting Persons may from time to time cause the Fund to distribute Ordinary Shares in kind to its partners. In addition, from time to time the Reporting Persons and their representatives and advisers may communicate with other stockholders, industry participants and other interested parties concerning the Issuer. Further, the Reporting Persons reserve the right to act in concert with any other stockholders of the Issuer, or other persons, for a common purpose should they determine to do so, and/or to recommend courses of action to the Issuer’s management, the Issuer’s Board of Directors and the stockholders of the Issuer. Any of the foregoing actions could involve one or more of the events referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D, including, potentially, one or more mergers, consolidations, sales or acquisitions of assets, change in control, issuances, purchases, dispositions or pledges of securities or other changes in capitalization.

     Except as set forth in this Schedule 13D, the Reporting Persons do not presently have any additional plans or proposals that relate to or would result in any of the transactions, events or actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

     The Fund and certain other stockholders are parties to a First Amended and Restated Shareholders Agreement with the Issuer, dated September 13, 2007 (the “Shareholders Agreement”). Under the Shareholders Agreement, the holders are entitled to rights with respect to registration of Ordinary Shares held by them. Beginning six months following the completion of the Issuer’s initial public offering, each of certain shareholders, including the Fund, may require on up to three occasions that the Issuer register their shares for public resale. In addition, any holder of registrable securities may require the Issuer to effect a registration statement on Form F-3 (or any successor form or any comparable form for a registration statement in a jurisdiction other than the United States) for a public offering of registrable securities so long as the Issuer is entitled to use Form F-3 (or such comparable form) for such offering. There is no limitation on the number of demands for such registrations on Form F-3 (or a comparable form), although the Issuer is not obligated to effect more than one such registration in any six-month period. Furthermore, in the event the Issuer determines to register any of its securities under the Securities Act of 1933, as amended, either for its own account or for the account of other security holders exercising their registration rights, the holders of registrable securities are entitled to include their Ordinary Shares (other than the 2008 Purchased Shares) in the registration. The registration rights are subject to conditions and limitations, among them the Issuer’s right to limit the number of shares included in the registration in view of market conditions.

     All references in this Statement to the Shareholders Agreement described above are qualified in their entirety by the full text of the Shareholders Agreement, a copy of which is attached as Exhibit 99.2 hereto and is incorporated by reference herein.

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ITEM 5.      Interest in Securities of the Issuer.

        (a)          As of the date hereof, the Reporting Persons beneficially own, in the aggregate, 10,662,773 Ordinary Shares. The beneficially owned Ordinary Shares represent, in the aggregate, beneficial ownership of approximately 19.1% of the total number of Ordinary Shares outstanding. The percentages reported in this Schedule 13D are based upon 55,727,001 ordinary Shares outstanding as of November 25, 2008 (based on information provided by the Issuer to the Fund on December 9, 2008).

       (b)

	No. of Shares Beneficially Owned	% of Shares Beneficially Owned	Shares Subject to Sole Voting Power	Shares Subject to Shared Voting Power	Shares Subject to Sole Dispositive Power	Shares Subject to Shared Dispositive Power
The Fund (1)	10,662,773	19.1%	10,662,773	0	10,662,773	0
The GP (2)	10,662,773	19.1%	10,662,773	0	10,662,773	0
SB Investments (3)	10,662,773	19.1%	10,662,773	0	10,662,773	0
Asia Investments (4)	10,662,773	19.1%	10,662,773	0	10,662,773	0
SB Singapore (5)	10,662,773	19.1%	10,662,773	0	10,662,773	0
SOFTBANK (6)	10,662,773	19.1%	10,662,773	0	10,662,773	0
Mr. Fisher (7)	10,662,773	19.1%	10,662,773	0	10,662,773	0

(1) Listed shares held of record by the Fund.

(2) Listed shares held of record by the Fund. The GP is the sole general partner of the Fund.

(3) Listed shares held of record by the Fund. SB Investments is the sole general partner of the GP, which is the sole general partner of the Fund.

(4) Listed shares held of record by the Fund. Asia Investments is the sole shareholder of SB Investments. SB Investments is the sole general partner of the GP, which is the sole general partner of the Fund.

(5) Listed shares held of record by the Fund. Asia Investments is the sole shareholder of SB Investments. SB Investments is the sole general partner of the GP, which is the sole general partner of the Fund. Asia Investments is controlled, in respect of its authority over SB Investments, by SB Singapore.

(6) Listed shares held of record by the Fund. Asia Investments is the sole shareholder of SB Investment. SB Investments is the sole general partner of the GP, which is the sole general partner of the Fund. Asia Investments is controlled, in respect of its authority over SB Investments, by SB Singapore. SOFTBANK is the sole shareholder of SB Singapore.

(7) Listed shares held of record by the Fund. SB Investments is the sole general partner of the GP, which is the sole general partner of the Fund. Mr. Fisher is the sole director of SB Investments.

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     (c) Except as set forth herein, the Reporting Persons do not have beneficial ownership of, and have not engaged in any transaction during the past 60 days in, any Ordinary Shares. The Fund made the following open market purchases of Ordinary Shares, which are included in the aggregate number of Ordinary Shares beneficially owned by the Reporting Persons, as reflected in this Statement:

Trade Date	Number of Ordinary Shares Purchased	Price per Ordinary Share
11/13/2008	136,220	$5.44
11/14/2008	136,191	$5.72
11/17/2008	51,132	$5.67
11/18/2008	71,183	$5.87
11/19/2008	70,300	$5.65
11/20/2008	85,743	$5.09
12/8/2008	11,020	$4.99
12/9/2008	3,700	$5.28
12/10/2008	64,909	$5.98
12/11/2008	145,638	$6.27
12/12/2008	29,229	$6.19
12/15/2008	27,652	$6.49
12/16/2008	51,619	$6.96
12/17/2008	56,055	$7.18
12/18/2008	89,429	$7.12
12/19/2008	5,105	$7.01
12/22/2008	21,700	$7.34
12/23/2008	42,600	$7.39
12/24/2008	1,166	$7.36
12/26/2008	37,800	$7.23
12/29/2008	18,300	$7.25
12/30/2008	2,900	$7.36
12/31/2008	6,250	$7.80

         (d) Not applicable.

          (e) Not applicable.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     The description of the Shareholders Agreement in Item 4 above is incorporated herein by reference.

     The GP is the general partner of the Fund. SB Investments is the general partner of the GP. Asia Investments is the sole shareholder of SB Investments. Asia Investments is controlled, in respect of its authority over SB Investments, by SB Singapore. SOFTBANK is the sole shareholder of SB Singapore. Mr. Fisher is the sole director of SB Investments. Accordingly, securities owned by the Fund may be regarded as being beneficially owned by the GP, securities owned by the GP may be regarded as being beneficially owned by SB Investments, securities owned by SB Investments may be regarded as being beneficially owned by each of Asia Investments and Mr. Fisher, securities owned by Asia Investments may be regarded as being beneficially owned by SB Singapore, and securities owned by SB Singapore may be regarded as being beneficially owned by SOFTBANK. Each of the Reporting Persons other than the Fund disclaims beneficial ownership of the Ordinary Shares held by the Fund, except to the extent of its pecuniary interests in the shares, if any.

     Except for the above-mentioned exceptions, the Shareholders Agreement described in Item 4 above and as otherwise set forth in this Schedule 13D or filed in the Exhibits hereto, none of the Reporting Persons has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to securities of the Issuer, including, but not limited to, transfer or voting of any such securities, finder’s fees, joint ventures, loans or option arrangements, puts or calls, guarantees of profits, division of profits or losses or the giving or withholding of proxies.

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Item 7.          Material to be Filed as Exhibits.

Exhibit Number	Description
99.1	Joint Filing Agreement, dated January 5, 2009, by and among the Reporting Persons.
99.2

First Amended and Restated Shareholders Agreement of the Issuer, dated September 13, 2007, by and among the Issuer, the Fund and certain other shareholders parties thereto (previously filed as an exhibit to the Issuer’s Registration Statement on Form F-1 (File No. 333-146072) and incorporated herein by reference thereto).

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SIGNATURES

     After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 5, 2009

SB ASIA INFRASTRUCTURE FUND L.P.
by SB Asia Pacific Partners L.P., its General Partner,
by SB Asia Pacific Investments Limited, its General Partner

By:     /s/ Ronald D. Fisher
Name:     Ronald D. Fisher
Title:     Director

SB ASIA PACIFIC PARTNERS L.P.
by SB Asia Pacific Investments Limited, its General Partner

By:      /s/ Ronald D. Fisher
Name:     Ronald D. Fisher
Title:     Director

SB ASIA PACIFIC INVESTMENTS LIMITED

By:      /s/ Ronald D. Fisher
Name:     Ronald D. Fisher
Title:     Director

ASIA INFRASTRUCTURE INVESTMENTS LIMITED

By:      /s/ Ronald D. Fisher
Name:     Ronald D. Fisher
Title:     Director

SB FIRST SINGAPORE PTE. LTD.

By:      /s/ David Kimelberg
Name:     David Kimelberg
Title:     Director

SOFTBANK CORP.

By:      /s/ Steven J. Murray
Name:     Steven J. Murray
Title:     Attorney-in-Fact

RONALD D. FISHER

     /s/ Ronald D. Fisher

Attention: Intentional misstatements or omissions of fact
constitutes Federal criminal violations (See 18 U.S.C. 1001)

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EXHIBIT INDEX

Exhibit Number	Description
99.1	Joint Filing Agreement, dated January 5, 2009, by and among the Reporting Persons.
99.2

First Amended and Restated Shareholders Agreement of the Issuer, dated September 13, 2007, by and among the Issuer, the Fund and certain other shareholders parties thereto (previously filed as an exhibit to the Issuer’s Registration Statement on Form F-1 (File No. 333-146072) and incorporated herein by reference thereto).

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     Exhibit 99.1

     Joint Filing Agreement

     In accordance with Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby confirm the agreement by and among them to the joint filing on behalf of them of a Statement on Schedule 13D (including any and all amendments thereto) with respect to the Ordinary Shares, par value $0.0005 per share, of China Digital TV Holding Co., Ltd., a company organized under the laws of the Cayman Islands, and that this agreement may be included as an exhibit to such joint filing.

     IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of January 5, 2009.

SB ASIA INFRASTRUCTURE FUND L.P.
by SB Asia Pacific Partners L.P., its General Partner,
by SB Asia Pacific Investments Limited, its General Partner

By:     /s/ Ronald D. Fisher
Name:     Ronald D. Fisher
Title:     Director

SB ASIA PACIFIC PARTNERS L.P.
by SB Asia Pacific Investments Limited, its General Partner

By:      /s/ Ronald D. Fisher
Name:     Ronald D. Fisher
Title:     Director

SB ASIA PACIFIC INVESTMENTS LIMITED

By:      /s/ Ronald D. Fisher
Name:     Ronald D. Fisher
Title:     Director

ASIA INFRASTRUCTURE INVESTMENTS LIMITED

By:      /s/ Ronald D. Fisher
Name:     Ronald D. Fisher
Title:     Director

SB FIRST SINGAPORE PTE. LTD.

By:      /s/ David Kimelberg
Name:     David Kimelberg
Title:     Director

SOFTBANK CORP.

By:      /s/ Steven J. Murray
Name:     Steven J. Murray
Title:     Attorney-in-Fact

RONALD D. FISHER

     /s/ Ronald D. Fisher

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Schedule 1

DIRECTORS AND EXECUTIVE OFFICERS OF SOFTBANK CORP.

     The business address for each of the individuals listed below, except Ronald D. Fisher, is 24-1, Nihonbashi-Hakozakicho, Chuo-ku, Tokyo 103-0051 Japan. The address for Ronald D. Fisher is 300 Delaware Avenue, Wilmington, DE 19807.

     Each of the individuals listed below is a Japanese citizen, except for Mark Schwartz and Ronald D. Fisher, who are citizens of the United States.

Name	Present and Principal Occupation
Masayoshi Son President, Chief Executive Officer and Director	President and Chief Executive Officer of SOFTBANK Corp.
Ken Miyauchi Director	Chief Operating Officer of SOFTBANK Mobile Corp., SOFTBANK BB Corp. and SOFTBANK Telecom Corp.
Kazuhiko Kasai Director	Director of SOFTBANK Corp.
Masahiro Inoue Director	President and Chief Executive Officer of Yahoo! Japan Corporation
Ronald D. Fisher Director	Managing Partner of SoftBank Capital
Yun Ma Director	Director, Chief Executive Officer and Chairman of the Board of Alibaba Group Holding Limited
Tadashi Yanai Director	Chairman, President and Chief Executive Officer of Fast Retailing Co., Ltd.
Jun Murai, Ph.D. Director	Professor, Faculty of Environmental Information, Keio University
Mark Schwartz Director	Chairman of Mission Point Capital Partners, LLC
Norikazu Ishikawa Executive Vice President	Executive Vice President of SOFTBANK Corp.
Makoto Ozaki Executive Vice President	Executive Vice President of SOFTBANK Corp.
Hiroshi Wada Executive Officer	Executive officer of SOFTBANK Corp.
Goro Hashimoto Executive Officer	Executive officer of SOFTBANK Corp.
Takashi Eguchi Executive Officer	President of Pasona SOFTBANK Inc.; Executive officer of SOFTBANK Corp.

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Schedule 2

DIRECTORS OF SB FIRST SINGAPORE PTE. LTD.

     The business address for each of the individuals listed below, except David Kimelberg, is 8 Cross Street, #11-00 PwC Building, Singapore 048424. The address for David Kimelberg is 300 Delaware Avenue, Wilmington, DE 19807.

     David Kimelberg is a citizen of the United States. Mabel Woo May Poh is a citizen of Singapore. Shuji Kotani is a citizen of Japan.

     There are currently no executive officers of SB First Singapore Pte. Ltd.

Name	Present and Principal Occupation
David Kimelberg Director	Vice President and General Counsel of SoftBank Capital
Mabel Woo May Poh Director	Director of SB First Singapore Pte. Ltd.
Shuji Kotani Director	Director of SB First Singapore Pte. Ltd.

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Schedule 3

DIRECTORS OF Asia Infrastructure Investments Limited

     The address for Ronald D. Fisher is 300 Delaware Avenue, Wilmington, DE 19807. The business address for Ned Hooper is 170 W. Tasman Drive, San Jose, CA 95134.

     Ronald D. Fisher and Ned Hooper are citizens of the United States.

     There are currently no executive officers of Asia Infrastructure Investments Limited.

Name	Present and Principal Occupation
Ronald D. Fisher Director	Managing Partner of SoftBank Capital
Ned Hooper Director	Senior Vice President, Corporate Development and Consumer Group of Cisco Systems, Inc.

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Schedule 4

DIRECTORS OF SB Asia Pacific Investments Limited

     The business address for Ronald D. Fisher is 300 Delaware Avenue, Wilmington, DE 19807.

     Ronald D. Fisher is a citizen of the United States.

     There are currently no executive officers of SB Asia Pacific Investments Limited.

Name	Present and Principal Occupation
Ronald D. Fisher Director	Managing Partner of SoftBank Capital

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